Exhibit (a)(5)(iii)

PRESS RELEASE

Media

Colleen Rubart

Tel: 415-547-2368

Email: colleen.rubart@autodesk.com

Investors

David Gennarelli

Tel: 415-507-6033

Email: david.gennarelli@autodesk.com

Autodesk Takes Ownership of Moldflow

SAN RAFAEL, Calif., June 13 – Autodesk, Inc. (Nasdaq: ADSK), a leader of design innovation software and technologies, today announced stockholders of Moldflow Corporation tendered approximately 9,170,044 shares (as well as 816,859 shares that were tendered pursuant to guaranteed delivery procedures) which together represent 81.32% of Moldflow’s issued and outstanding shares.

The tender offer expired at midnight, New York City time, on Thursday, June 12, 2008. Autodesk has accepted for payment all shares tendered in the offer.

A subsequent offering period with respect to the tender offer for the remaining shares of Moldflow will run until 6:00 pm, New York City time, on Thursday, June 19, 2008. During the subsequent offering period, holders of shares who did not previously tender their shares into the Offer may do so and will promptly receive the same purchase price as paid pursuant to the Offer of $22.00 per share in cash, without interest thereon, less any required withholding taxes. The procedures for accepting the Offer and tendering shares during the subsequent offering period are the same as those used in the tender offer except that: (i) the guaranteed delivery procedures may not be used during the subsequent offering period and (ii) shares tendered during the subsequent offering period may not be withdrawn.

About Autodesk

Autodesk, Inc. is the world leader in 2D and 3D design software for the manufacturing, building and construction, and media and entertainment markets. Since its introduction of AutoCAD software in 1982, Autodesk has developed the broadest portfolio of state-of-the-art digital prototyping solutions to help customers experience their ideas before they are real. Fortune 1000 companies rely on Autodesk for the tools to visualize, simulate and analyze real-world performance early in the design process to save time and money, enhance quality and foster innovation.

Autodesk and AutoCAD are registered trademarks or trademarks of Autodesk, Inc. in the USA and/or other countries. All other brand names, product names or trademarks belong to their respective holders. Autodesk reserves the right to alter product offerings and specifications at any time without notice, and is not responsible for typographical or graphical errors that may appear in this document. © 2008 Autodesk, Inc. All rights reserved.

Additional Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, the related Letter of Transmittal and other tender offer materials) filed by Autodesk and Switch Acquisition Corp. with the SEC on May 15, 2008, as amended. In addition, Moldflow filed a Solicitation/Recommendation Statement on Schedule 14D-9 on May 15, 2008 , as amended, with the SEC related to the tender offer. The Tender Offer Statement (and related materials) and the Solicitation/Recommendation Statement contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials may be obtained at no charge upon request to Georgeson, Inc. the information agent for the tender offer, at 199 Water Street. 26th Floor, New York NY, 10038, or by calling toll free at (877) 278-9677. In addition, all of those materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s website at www.sec.gov.

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